EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

(In millions except ratio)

Nine Months Ended October 2, 2004
Fixed charges:
Interest expense	$190
Estimated interest portion of rents	27
Total fixed charges	$217

Income:
Income from operations before income taxes	$352
Fixed charges	217
Adjusted income	$569

Ratio of income to fixed charges	2.62